

November 13, 2013

Via E-mail
Mr. Ronald Mambu
Chief Financial Officer
John Bean Technologies Corporation
70 West Madison Street
Chicago, Illinois 60602

> **Re:** **John Bean Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 1, 2013**
> **File No. 001-34036**

Dear Mr. Mambu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Liquidity and Capital Resources, page 16

1. We note from your disclosure on page 16 that permanently invested funds held outside of the U.S. are available to fund operations in non-U.S. subsidiaries and this cash is also loaned to the U.S. parent company. We also note that under the Internal Revenue Code, these loans are permitted to be outstanding for 30 days or less and all such loans are required to be outstanding for a total of less than 60 days during the year. You disclose that amounts outstanding under this rule at September 30, 2013 were $97.3 million. With a view towards providing revised disclosure in future filings, please respond to the following:

- Describe to us in further detail your cash management and funding strategies that make cash held outside the U.S. available in the U.S. on a short-term basis without being subject to U.S. Tax.
- Tell us how long your loans have been outstanding. It appears that you had similar loans outstanding at March 31, June 30, and September 30, 2013.
- Tell us where the $97.3 million outstanding under the rule are included in your balance sheets at September 30, 2013. We note that cash and cash equivalents in your balance sheets totaled $35.6 million at September 30, 2013.
- Clarify whether the borrowings under the 5-year credit facility repaid during the interim period were at foreign or U.S. subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief